                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                 NETBANK, INC.
                               (Name of Issuer)


                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)


                                   640933107
                                (CUSIP Number)

                                Dana M. Cluckey
                     President and Chief Executive Officer
                             Republic Bancorp Inc.
                             1070 East Main Street
                            Owosso, Michigan 48867
                                (517) 725-7337
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copy to:
                            Brad B. Arbuckle, Esq.
                  Miller, Canfield, Paddock and Stone, P.L.C.
                      840 West Long Lake Road, Suite 200
                          Troy, Michigan  48098-6358
                                (248) 879-2000


                                 June 29, 2001
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP NO. 640933107

1    NAME OF REPORTING PERSON:

     Republic Bancorp Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

     38-2604669

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [_]
                                                       (b)  [X]
3    SEC USE ONLY

4    SOURCE OF FUNDS:  AF (See Item 3).

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                        [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Michigan.

                    7   SOLE VOTING POWER:  1,689,189 (See Item 5).
NUMBER OF SHARES
BENEFICIALLY        8   SHARED VOTING POWER: 0 (See Item 5).
OWNED BY EACH
REPORTING PERSON    9   SOLE DISPOSITIVE POWER: 1,689,189 (See Item 5).
WITH
                    10  SHARED DISPOSITIVE POWER: 0 (See Item 5).

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,689,189 (See Item 5).

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                       [_]  (See Item 5).

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.6% (See Item 5).

14   TYPE OF REPORTING PERSON:  HC/CO (See Item 3).

                                  SCHEDULE 13D

Pursuant to General Instruction C of Schedule 13D, the information called for by Items 2-6, inclusive, of Schedule 13D has been given with respect to Republic Bancorp Inc., a Michigan corporation ("Bancorp").

Bancorp disclaims beneficial ownership of any and all shares of "NetBank Common Stock" (as hereinafter defined) beneficially owned by any director, officer or employee of Bancorp.

Bancorp has been advised that each director, officer and employee of Bancorp disclaims beneficial ownership of any and all shares of NetBank Common Stock beneficially owned by Bancorp.

No director, officer or employee of Bancorp, acting in an individual capacity, may vote, or direct the voting of, any shares of NetBank Common Stock beneficially owned by Bancorp. No director, officer or employee of Bancorp, acting in an individual capacity, may dispose of, or direct the disposition of, any shares of NetBank Common Stock beneficially owned by Bancorp. No director, officer or employee of Bancorp, in an individual capacity, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of NetBank Common Stock beneficially owned by Bancorp. Accordingly, no director, officer or employee of Bancorp shall be deemed the beneficial owner of any shares of NetBank Common Stock beneficially owned by Bancorp solely by virtue of the fact that he or she is a director, officer or employee of Bancorp.

ITEM 1.  SECURITY AND NETBANK.

This Statement on Schedule 13D relates to the common stock $.01 par value per share ("NetBank Common Stock"), of NetBank, Inc., a Georgia corporation ("NetBank"). The principal executive offices of NetBank are located at 11475 Great Oaks Way, Alpharetta, Georgia, 30022.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c), (f): This Statement on Schedule 13D is being filed by Republic Bancorp Inc., a Michigan corporation. Bancorp is a registered bank holding company, its principal office is located at 122 South Main Street, Ann Arbor, Michigan 48104, with its executive office located at 1070 East Main Street, Owosso, Michigan 48867.

The names of the directors and executive officers of Bancorp and their respective business addresses or residences, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule I is incorporated herein by reference.

(d), (e): During the last five years, Bancorp has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of Bancorp, during the past five years none of the persons listed in Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All 1,689,189 of the shares of NetBank Common Stock reported as beneficially owned by Bancorp were acquired as of June 29, 2001 in connection with the sale of Bancorp's wholly owned subsidiary, Market Street Mortgage Corporation, a Michigan corporation ("MSM") to NetBank for $5,000,000 in cash and 1,689,189 shares of NetBank Common Stock (the "Purchase Price"). The 1,689,189 shares of NetBank Common Stock that are the subject of this Schedule 13D represent the portion of the Purchase Price that was paid in NetBank Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

The shares of NetBank Common Stock reported as beneficially owned by Bancorp were acquired in connection with the sale of MSM to NetBank. With respect to the sale of MSM to NetBank and Bancorp's acquisition of the NetBank Common Stock as a part of the Purchase Price, Bancorp, as a bank holding company, was required to file a notice with the Board of Governors of the Federal Reserve System (the "FRB"). The FRB's approval of Bancorp's acquisition of the NetBank Common Stock was conditioned on Bancorp's commitment that, without prior approval of the FRB, Bancorp would not (i) take any action that would cause NetBank or NetBank, a federal savings bank and wholly owned subsidiary of NetBank (the "Bank") to become a subsidiary of Bancorp; (ii) acquire or retain shares that would cause the combined interest of Bancorp, its officers, directors, and affiliates to equal or exceed twenty-five (25%) percent of NetBank or Bank; (iii) exercise or attempt to exercise a controlling influence over the management or policies of NetBank or Bank; (iv) seek or accept representation on the Board of Directors of NetBank or Bank; (v) have or seek to have any representative serve as an officer, agent or employee of NetBank or Bank; (iv) propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by the management or board of directors of NetBank or Bank; (vii) solicit or participate in soliciting proxies with respect to any matter presented to the shareholders of NetBank or Bank; (viii) attempt to influence the dividend policies or practices of NetBank or Bank; (ix) attempt to influence the loan and credit decisions or policies of Bank, the pricing of services, any personnel decisions, the location of any offices, branching, the hours of operations, or similar activities of Bank; (x) enter into any other material banking or non banking transactions with NetBank or Bank, subject to certain exceptions; and (xi) dispose or threaten to dispose of any shares of NetBank in any manner as a condition to any specific action or non-action of NetBank (collectively, (i) - (xi) above may be referred to as the "FRB Commitments").

In addition to the FRB Commitments, Bancorp and NetBank have entered into an "Investment Agreement." Under the Investment Agreement, for a period of 364 days following June 29, 2001, Bancorp will not, without the prior written consent of NetBank, sell or otherwise transfer the shares of NetBank Common Stock received as a part of the Purchase Price. An exception to the required holding period under the Investment Agreement permits Bancorp to sell or otherwise transfer that number of the shares of NetBank Common Stock which exceed 5% of the outstanding shares of NetBank Common Stock.

Subject to the Commitments and the restrictions on Bancorp's sale of the NetBank Common Stock received as a part of the Purchase Price, from time to time Bancorp may purchase or sell additional shares of NetBank Common Stock in unsolicited market transactions at the prevailing market price or in privately negotiated transactions.

The response to Item 6 of this Schedule 13D is incorporated herein by this reference.

                                 *  *  *  *  *

Bancorp, does not presently have any plans or proposals which relate to or would result in, (a) the acquisition by any person of additional securities of NetBank or the disposition of securities of NetBank; (b) an extraordinary corporate transaction (such as a merger, reorganization or liquidation) involving NetBank or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of NetBank or any of its subsidiaries; (d) any change in the present board of directors or management of NetBank (including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of NetBank); (e) any material change in the present capitalization or dividend policy of NetBank; (f) any material change in the business or corporate structure of NetBank; (g) any changes in the charter or bylaws (or instruments corresponding thereto) of NetBank or other actions which may impede the acquisition of control of NetBank by any person; (h) causing a class of securities of NetBank to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of NetBank becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; (j) seeking FRB approval to engage in any of the actions prohibited by the Commitments; or (k) any action similar to any of those enumerated in this paragraph.

ITEM 5.  INTEREST IN SECURITIES OF NETBANK.

(a) (i) Bancorp is the beneficial owner of 1,689,189 shares of NetBank Common Stock, which constitute 5.6% of the shares of NetBank Common Stock deemed issued and outstanding as of May 11, 2001. The number of shares of NetBank Common Stock reported in this section (a)(i) as beneficially owned by Bancorp does not include any of the shares of NetBank Common Stock reported as beneficially owned by any director or executive officer of Bancorp.

     (ii) To the knowledge of Bancorp no director or executive officer of Bancorp, considered individually, beneficially owns any shares of NetBank Common Stock.

(b)  (i)   Bancorp has the power to vote, or to direct the voting of, all of the shares of NetBank Common Stock reported as beneficially owned by it in the response to subsection (a)(i) of this Item 5. Bancorp has the power to dispose of, or to direct the disposition of, all of the shares of NetBank Common Stock reported as beneficially owned by it in the response to subsection (a)(i) of this Item 5.

     (ii) To the knowledge of Bancorp no director or executive officer of Bancorp, considered individually, has the power to dispose of, or to direct the disposition of, any shares of NetBank Common Stock.

(c)  Except as otherwise indicated in this subsection (C) or the response to
Item 3 of this Schedule 13D, it is believed that none of Bancorp or the directors and officers of Bancorp has personally effected any transactions in NetBank Common Stock in the last 60 days.

                 List of Transactions Effected in Last 60 days

                      Date of           Type of                  No. of           Price Per
     Name           Transaction       Transaction                Shares            Share
     ----           -----------       -----------                ------            -----
Bancorp            June 29, 2001   Received as part of         1,689,189          $10.41
                                   Purchase Price for
                                   sale of subsidiary


(d)    (i)    Bancorp has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of NetBank Common Stock reported as beneficially owned by it in the response to subsection (a)(i) of this Item 5.

       (ii) Except as otherwise indicated in subsection (a) of this Item 5 or this subsection (d), to the knowledge of Bancorp no director or executive officer of Bancorp, considered individually, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, any shares of NetBank Common Stock.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF NETBANK.

Bancorp, Republic Bank, MSM, NetBank, and NetBank's wholly owned subsidiary, Net Interim, Inc., a Georgia corporation ("Interim"), entered into a definitive Acquisition Agreement dated as of April 15, 2001. The Acquisition Agreement provides for the acquisition of MSM by NetBank through the merger of Interim with and into MSM, with all of the MSM shares being converted into a right to receive the Purchase Price. The acquisition, which was subject to certain banking regulatory approvals and to shareholder approvals, was completed on June 29, 2001.

The Acquisition Agreement dated as of April 15, 2001 by NetBank, Inc. and Net Interim, Inc. to Acquire Market Street Mortgage Corporation from Republic Bank, Republic Bancorp, Inc. and Certain Shareholders dated April 15, 2001 was filed as Exhibit 99.1 to the Current Report on Form 8-K dated April 20, 2001 of Bancorp that was filed with the Securities and Exchange Commission on April 20, 2001 (file no. 0-15734).

The response to Item 4 of this Schedule 13D is incorporated herein by this reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     1. The Acquisition Agreement dated as of April 15, 2001 by NetBank, Inc. and Net Interim, Inc. to Acquire Market Street Mortgage Corporation from Republic Bank, Republic Bancorp, Inc. and Certain Shareholders was filed as
Exhibit 99.1 to the Current Report on Form 8-K dated April 20, 2001 of Bancorp that was filed with the Securities and Exchange Commission on April 20, 2001 (file no. 0-15734).

     2. Investment Agreement dated as of June 29, 2001 by NetBank, Inc. and Republic Bancorp Inc.

                                   SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                    REPUBLIC BANCORP INC.

Date: August 10, 2001               By /s/ Thomas F. Menacher
                                       ---------------------------------------
                                       Thomas F. Menacher,
                                       Executive Vice President, Treasurer and
                                       Chief Financial Officer

                                  SCHEDULE I

           DIRECTORS AND EXECUTIVE OFFICERS OF REPUBLIC BANCORP INC.

The names, business addresses and present principal occupations of the directors and executive officers of Republic Bancorp Inc. are set forth below. If no business address is given, the director's or executive officer's business address is, 1070 East Main Street, Owosso, Michigan 48867. Unless otherwise indicated, the business address of each Bancorp's director or executive officer is also the business address of such person's employer, if any. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

DIRECTORS

NAME                            PRESENT PRINCIPAL OCCUPATION AND ADDRESS

Jerry D. Campbell               Chairman of the Board of Bancorp

Dana M. Cluckey                 President and Chief Executive Officer of Bancorp

George J. Butvilas              Vice Chairman of the Board of Bancorp

Mary P. Cauley                  Attorney, Plunkett & Cooney

Richard J. Cramer, Sr.          President, Dee Cramer, Inc., sheet metal,
                                heating and air conditioning contractors

Dr. George A. Eastman           Orthodontic Consultant

Howard J. Hulsman               Chairman of the Board, Ross Learning, Inc.

Gary Hurand                     President, of Dawn Donut Systems, Inc.

Dennis J. Ibold                 President, Petersen & Ibold (attorneys at law)

Stanley A. Jacobson             Attorney/Real Estate Developer, Mark Jacobson &
                                Associates, Inc.

John J. Lennon                  Retired chairman and Chief Executive Officer,
                                White Engines, Inc.

Sam H. McGoun                   Senior Account Executive, Griffin, Smalley &
                                Wilkerson Inc., an insurance agency

Kelly E. Miller                 President and Chief Executive Officer, Miller
                                Exploration Company, a publicly-held oil and gas exploration and production company

Joe D. Pentecost                President, Better Properties, Inc., a commercial
                                real estate development and management company

Randolph P. Piper               Attorney at law

Dr. Isaac J. Powell             Practicing physician, board certified in urology

B. Thomas M. Smith, Jr.         Retired, formerly consultant

Dr. Jeoffrey K. Stross          Professor of Internal Medicine, University
                                Medical Center, The University of Michigan

Peter Van Pelt                  Retired, formerly management consultant

Steven E. Zack                  Lubin, Schwartz & Goldman, insurance


EXECUTIVE OFFICERS

NAME                            PRESENT PRINCIPAL OCCUPATION AND ADDRESS

Jerry D. Campbell               Chairman.

Dana M. Cluckey                 President and Chief Executive Officer.

Thomas F. Menacher              Executive Vice President, Treasurer, Chief
                                Financial Officer.